BYS DAILY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2015

CONTENTS

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S REVIEW REPORT

BYS Daily, LLC.
2615 N. Roosevelt St.
Arlington, VA 22207

We have reviewed the accompanying balance sheet of BYS Daily, LLC as of December 31, 2015, and the related statements of income and retained earnings and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Wicks Finance Strategies, LLC

Milton, Vermont
June 9, 2016

BYS Daily, LLC

BALANCE SHEET
December 31, 2015

		<u>2015</u>
ASSETS		
CURRENT ASSETS		
Cash	$	3,303
Total current assets		3,303
Total assets	$	3,303
LIABILITIES AND EQUITY		
EQUITY		
Member's Equity		7,600
Retained Earnings		(4,297)
TOTAL EQUITY		3,303
TOTAL LIABILITIES AND EQUITY	$	3,303

See Independent Certified Public Accountants' Review Report and Notes to Financial Statements.

BYS Daily, LLC

STATEMENT OF INCOME
12/31/2015

	2015
Ordinary income/expenses	
EXPENSES	
Operating expenses	$ 4,297
Total expenses	4,297
Net ordinary income	(4,297)
Net income	$ (4,297)

BYS Daily, LLC

STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (4,297)
Net cash provided (used) by operating activities	(4,297)
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided (used) by investing activities	--
CASH FLOWS FROM FINANCING ACTIVITIES	
Investments by members	7,600
Net cash provided (used) by financing activities	7,600
Net change in cash	3,303
Cash and cash equivalents, beginning of year	--
Cash and cash equivalents, end of year	$ 3,303

See Independent Certified Public Accountants' Review Report and Notes to Financial Statements.

BYS Daily, LLC

STATEMENT OF CHANGE IN EQUITY
For the year ended December 31, 2015

	2015
Equity	
Members' equity	
Beginning balance	$ -
Additional investments	7,600
Ending Balance	7,600
Retained earnings	
Beginning balance	--
Net loss	(4,297)
Ending balance	(4,297)
Total Equity	$ 3,303

See Independent Certified Public Accountants' Review Report and Notes to Financial Statements.

Note 1. **Nature of Business and Summary of Significant Accounting Policies**

Nature of business

The Company's operations consist principally of an app-based daily fantasy sports game allowing users to make quick, simple, winnable and engaging bets ranging from $1 to $100 under the trade name "Syde". The Company generates money by charging a transaction fee on each game entry as well as through licensing and advertising.

A summary of the Company's significant accounting policies follows:

Basis of accounting

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Under the accrual basis of accounting, revenues are recorded as earned and expenses are recorded at the time liabilities are incurred.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers cash equivalents to be highly liquid securities with an original maturity of one year or less.

Allowance for doubtful accounts

It is the policy of management to review the outstanding receivables at year end, as well as the bad debt experienced in the past and establish an allowance for doubtful accounts for uncollectible amounts. There was no allowance recorded for the year ended December 31, 2015.

Income taxes

As a limited liability company, the Company is treated as a partnership for tax purposes. Thus the income taxes for the company are included in the returns of the members.

For years beginning after December 31, 2015, the Company has elected to be taxed as a C-Corporation in which the Company is responsible for paying the taxes incurred on profits.

Revenue recognition

Revenue is recognized upon delivery of goods or services to customers and is reported net of any applicable sales tax, returns, discounts and allowances in the accompanying financial statements.

BYS Daily, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1.   **Nature of Business and Summary of Significant Accounting Policies (continued)**

Accounting for uncertain tax positions

The Company files income tax returns in the U.S. Federal jurisdiction and Virginia jurisdiction. In the normal course of business, the Company is subject to examination by various taxing authorities. Although the outcome of a tax audit is always uncertain, the Company believes that there are no significant unrecognized tax liabilities at December 31, 2015.

Advertising

Advertising costs are expensed as incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Subsequent events

Subsequent events have been evaluated through June 9, 2016, which is the date the financial statements were issued.

The Company is in the beginning stages of running a fundraising campaign on the Venture.Co platform under Regulation Crowdfunding in which 12,000 of the Company's 50,000 shares are to be issued, resulting in a 24% stake in the Company. The target raise is $400,00 with a maximum of $1,000,000.

An early investor has provided the Company with a $5,000 short-term loan.

Note 2.   **Concentration of Credit Risk**

Bank balances are insured by the Federal Deposit Insurance Corporation (FDIC). At various times during the year the Company may maintain its cash balance with one financial institution in excess of the federally insured limit.

See Independent Certified Public Accountants' Review Report.